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                               July 21, 2022

       Donald E. Brown
       Chief Financial Officer
       NiSource Inc.
       801 East 86th Avenue
       Merrillville, IN 46410

                                                        Re: NiSource Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 001-16189

       Dear Mr. Brown:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       General

   1. We note that you provided more expansive disclosure in your Climate Report 2021 than you provided in your
SEC filings. Please advise us what consideration you gave to providing the same type
of climate-related disclosure in your SEC filings as you provided in your Climate Report
2021.
       Risk Factors, page 14

   2.                                                   Disclosure in your Form
10-K appears to identify    evolving investor sentiment related to
                                                        the use of fossil fuels
   as a transition risk related to climate change. Please revise to more clearly describe the
material effects of this transition risk beyond what is currently characterized as the
significant impact on our electric generation and natural gas businesses in the
future.
 Donald E. Brown
FirstName  LastNameDonald E. Brown
NiSource Inc.
Comapany
July       NameNiSource Inc.
     21, 2022
July 21,
Page  2 2022 Page 2
FirstName LastName
3. Disclose any material litigation risks related to climate change and explain the potential impact to the company.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
35

4. Please tell us about your disclosure considerations related to material past and future capital expenditures for climate-related projects. For example, disclosure in your Form
         10-K refers to replacement projects that    reduce, or potentially
reduce, greenhouse gas
         emissions.    Include quantitative information for the periods for
which financial
         statements are presented in your Form 10-K and amounts budgeted for future periods as part of your response.
5. On page 22 of your Form 10-K, you state that climate change is exacerbating the risks to your physical infrastructure by increasing the frequency of extreme weather. Please quantify for us weather-related damages to your property or operations during the periods covered by your Form 10-K and in subsequent periods. In addition, please revise to discuss the potential for indirect weather-related impacts that have affected or may affect your major suppliers.
6. You disclose on page 17 that some insurers are moving away from underwriting certain carbon-intensive energy-related businesses such as those exposed to certain perils such as wildfires. Provide us with additional detail regarding weather-related impacts on the cost or availability of insurance (e.g., whether the premiums you pay for insurance coverage have significantly increased due to weather conditions). Please include quantitative information with your response for the periods covered by your Form 10-K and explain whether you expect to incur increased amounts in future periods.
7. We note your disclosure on page 30 stating that revised or additional laws and regulations may result in increased compliance costs. Please tell us about and quantify compliance costs related to climate change for each of the periods for which financial statements are presented in your Form 10-K and whether increased amounts are expected to be incurred in future periods.
8. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and the results of operations.
         To the extent applicable, provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Donald E. Brown
NiSource Inc.
July 21, 2022
Page 3

       Please contact Michael Purcell at 202-551-5351 or Ethan Horowitz at 202-551-3311 with any other questions.



                                                         Sincerely,
FirstName LastNameDonald E. Brown
                                                         Division of
Corporation Finance
Comapany NameNiSource Inc.
                                                         Office of Energy &
Transportation
July 21, 2022 Page 3
cc:       Kim Loies
FirstName LastName